SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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September 3, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Laura Veator
Stephen Krikorian
Mariam Mansaray
Jan Woo

Re:	Via Transportation, Inc.
Registration Statement on Form S-1
Filed August 15, 2025
File No. 333-289624
On behalf of our client, Via Transportation, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 28, 2025

Securities and Exchange Commission
September 3, 2025

(the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 filed with the Commission on August 15, 2025.
Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) in response to the Staff’s comments and to reflect certain other changes.
The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.
Registration Statement on Form S-1
Prospectus Summary, page 1
1.We note the following statement on page 7, “In the United States alone, nearly 8 billion public transit trips occur annually.” Provide support as to where the data comes from or how it was derived. In all instances where you use industry and market data, please ensure that you have disclosed your support for all such statements, including the names and dates of third party sources
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 7 and 119 of Amendment No. 1 to address the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Six Months Ended June 30, 2024 and 2025
Revenue, page 91
2.Please disclose your Platform Net Revenue Retention Rate for the six months ended June 30, 2025, and clarify how the percentage change in revenue for the six months ended June 30, 2025 correlates to the percentage change in Platform Net Revenue Retention Rate and the percentage change in number of customers that you disclose.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 93 of Amendment No. 1 to disclose Platform Net Revenue Retention Rate for the twelve months ended June 30, 2025. As disclosed on page 87 of Amendment No. 1, Platform Net Revenue Retention Rate

Securities and Exchange Commission
September 3, 2025

regularly fluctuates due to the timing of large contracts, and therefore the Company calculates Platform Net Revenue Retention Rate only for annual periods.
Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2024 Notes to Consolidated Financial Statements
17. Subsequent Events, page F-55
3.Please disclose the grant date fair value of the CEO Service Awards and the CEO Stock Price Awards granted subsequent to June 30, 2025. Clarify the fair value per share of the underlying equity interest used in determining the fair value of these awards. To the extent there is a material difference between this fair value and the midpoint of your offering range, fully explain the assumptions used and the reason for the difference.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the grant of the CEO Service Award and CEO Stock Price Award is contingent on the effectiveness of the Registration Statement. The grant date for the CEO Service Award and CEO Stock Price Award will be the date of the effectiveness of the Registration Statement, and the grant date fair value of the CEO Service Award and the CEO Stock Price Award will be determined based on the final offering price for the Company’s initial public offering (“IPO Price”).
The grant date fair value of the CEO Service Award will be equal to the IPO Price multiplied by the number of restricted stock units issued (362,108).
The grant date fair value of the CEO Stock Price Award will be determined using a Monte Carlo valuation model that incorporates the likelihood of meeting the stock price targets and for which the inputs will be the IPO Price and various assumptions including expected stock price volatility, risk-free interest rates, and expected dividend yield, as of the date of the effectiveness of the Registration Statement.
The Company has revised its disclosure on pages 156, 157 and F-55 of Amendment No. 1 to clarify these points.
4.Disclose the number of restricted stock units associated with the CFO Stock Price Award and the Executive Service Awards granted subsequent to June 30, 2025, and the basis upon which the number of units is determined.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the number of restricted stock units associated with the CFO Stock Price Award will be determined by dividing the notional value of $20.0 million by the IPO Price and

Securities and Exchange Commission
September 3, 2025

the number of restricted stock units associated with the Executive Service Awards will be determined by dividing the grant date fair value of the awards by the IPO Price. The Company has revised its disclosure on pages 158, F-55 and F-56 of Amendment No. 1 to clarify these points.
5.To the extent the compensation cost associated with the awards granted subsequent to June 30, 2025 will have a material impact on your financial statements, tell us how you considered disclosing the assumptions and valuation methodologies used in determining the fair value of these awards.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page F-55 of the Amendment to disclose the assumptions and valuation methodologies that are expected to be used in determining the fair value of the awards granted subsequent to June 30, 2025 and contingent on the IPO, and to note that these awards could have a material impact on the Company’s financial statements.
General
6.Please provide balanced disclosure in the graphics by including the net loss for the same periods that you disclose revenue growth and annual run-rate revenue.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the graphic in the forepart of Amendment No. 1 to address the Staff’s comment.
* * * * *

Securities and Exchange Commission
September 3, 2025

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Daniel Ramot, Chief Executive Officer, Via Transportation, Inc.
Clara Fain, Chief Financial Officer, Via Transportation, Inc.
Erin H. Abrams, Chief Legal Officer, Via Transportation, Inc.
Jeremy Winter, Skadden, Arps, Slate, Meagher & Flom LLP
Marc D. Jaffe, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP
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